                INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION
               OF FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT
                    TO THE REPORTING REQUIREMENTS OF THE 1934 ACT

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                           PHOTOGEN TECHNOLOGIES, INC.
                                 (Name of Issuer)

                                   COMMON STOCK
                          (Title of Class of Securities)

                                    71932A-10-1
                                  (CUSIP Number)

                                   John T. Smolik
                          c/o Photogen Technologies, Inc.,
            7327 OAK RIDGE HIGHWAY, SUITE B, KNOXVILLE, TN 37931 (423/769-4012) (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               MAY 12, 1998
             (Date of Event Which Requires Filing of this Statement)


     If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


   * The remainder of this cover page      The information required on the
shall be filled out for a reporting        remainder of this cover page shall
person's initial filing on this form       not be deemed to be "filed" for the
with respect to the subject class of       purpose of Section 18 of the
securities, and for any subsequent         Securities Exchange Act of 1934
amendment containing information           ("Act") or otherwise subject to the
which would alter disclosures              liabilities of that section of the
provided in a prior cover page.            Act but shall be subject to all other
                                           provisions of the Act (however, see
                                           the Notes).

                               CUSIP No. 71932A-10-1

_______________________________________________________________________________
(1)  Names of Reporting Persons.
     S.S. or I.R.S. Identification                     John T. Smolik
     Nos. of Above Persons
_______________________________________________________________________________

(2)  Check the Appropriate Box if a          (a)  X
     Member of a Group (See Instructions)       _______________________________
                                             (b)_______________________________

_______________________________________________________________________________
(3)  SEC Use Only

_______________________________________________________________________________
(4)  Source of Funds (See Instructions)           00
_______________________________________________________________________________

(5)  Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)
_______________________________________________________________________________

(6)  Citizenship or Place of Organization              United States
_______________________________________________________________________________


Number of Shares Beneficially       (7)  Sole Voting Power   4,780,000(A)
Owned by Each Reporting Person      __________________________________________
With                                (8)  Shared Voting Power      0(A)
                                    __________________________________________

                                    (9)  Sole Dispositive Power    4,780,000
                                    __________________________________________

                                    (10)  Shared Dispositive Power     0
                                    __________________________________________

_______________________________________________________________________________
(11) Aggregate Amount Beneficially Owned
     By Each Reporting Person                4,780,000(A)
_______________________________________________________________________________

(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)        [X](A)
_______________________________________________________________________________

(13) Percent of Class Represented by Amount
     in Row (11)                             12.96%
_______________________________________________________________________________

(14) Type of Reporting Person (See Instructions)       IN
_______________________________________________________________________________



______________________________
     (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See description of Voting Agreement in Item 4, below.

                                CUSIP No. 71932A-10-1
_______________________________________________________________________________

(1)  Names of Reporting Persons.
     S.S. or I.R.S. Identification                     Eric A. Wachter, Ph.D.
     Nos. of Above Persons
_______________________________________________________________________________

(2)  Check the Appropriate Box if a          (a)  X
                                             ________________________________
     Member of a Group (See Instructions)    (b)
                                             ________________________________

_______________________________________________________________________________
(3)  SEC Use Only

_______________________________________________________________________________
(4)  Source of Funds (See Instructions)           00

_______________________________________________________________________________
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

_______________________________________________________________________________
(6)  Citizenship or Place of Organization              United States

_______________________________________________________________________________

Number of Shares Beneficially      (7)  Sole Voting Power        4,780,000(A)
Owned by Each Reporting Person     ___________________________________________
With                               (8)  Shared Voting Power      0(A)
                                   ___________________________________________
                                   (9)  Sole Dispositive Power   4,780,000
                                   __________________________________________

                                   (10) Shared Dispositive Power 0

_______________________________________________________________________________
(11) Aggregate Amount Beneficially Owned
     By Each Reporting Person                4,780,000(A)

_______________________________________________________________________________
(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)        [X](A)

_______________________________________________________________________________
(13) Percent of Class Represented by Amount
     in Row (11)                             12.96%

_______________________________________________________________________________
(14) Type of Reporting Person (See Instructions)       IN

_______________________________________________________________________________


____________________________
     (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See description of Voting Agreement in Item 4, below.

                                CUSIP No. 71932A-10-1
_______________________________________________________________________________

(1)  Names of Reporting Persons.
     S.S. or I.R.S. Identification                     Craig Dees, Ph.D.
     Nos. of Above Persons
_______________________________________________________________________________

(2)  Check the Appropriate Box if a          (a)  X
                                             ________________________________
     Member of a Group (See Instructions)    (b)
                                             ________________________________

_______________________________________________________________________________
(3)  SEC Use Only
_______________________________________________________________________________

(4)  Source of Funds (See Instructions)           00
_______________________________________________________________________________

(5)  Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)
_______________________________________________________________________________

(6)  Citizenship or Place of Organization              United States
_______________________________________________________________________________

Number of Shares Beneficially        (7)  Sole Voting Power         4,780,000(A)
Owned by Each Reporting Person       __________________________________________
With                                 (8)  Shared Voting Power       0(A)
                                     __________________________________________
                                     (9)  Sole Dispositive Power    4,780,000
                                     __________________________________________
                                     (10) Shared Dispositive Power  0

_______________________________________________________________________________
(11) Aggregate Amount Beneficially Owned
     By Each Reporting Person                4,780,000(A)

_______________________________________________________________________________
(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)        [X](A)
_______________________________________________________________________________
(13) Percent of Class Represented by Amount
     in Row (11)                             12.96%
_______________________________________________________________________________

(14) Type of Reporting Person (See Instructions)       IN
_______________________________________________________________________________



___________________________
     (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See description of Voting Agreement in Item 4, below.

                                CUSIP No. 71932A-10-1
_______________________________________________________________________________

(1)  Names of Reporting Persons.
     S.S. or I.R.S. Identification               Walter G. Fisher, Ph.D.
     Nos. of Above Persons
_______________________________________________________________________________

(2)  Check the Appropriate Box if a          (a)  X
                                             ________________________________
     Member of a Group (See Instructions)    (b)
                                             ________________________________
_______________________________________________________________________________

(3)  SEC Use Only
_______________________________________________________________________________

(4)  Source of Funds (See Instructions)           00
_______________________________________________________________________________

(5)  Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)
_______________________________________________________________________________

(6)  Citizenship or Place of Organization              United States
_______________________________________________________________________________


Number of Shares Beneficially           (7)  Sole Voting Power    4,780,000(A)
Owned by Each Reporting Person          ______________________________________
With                                    (8)  Shared Voting Power      0(A)
                                             _________________________________
                                        (9)  Sole Dispositive Power  4,780,000
                                             _________________________________
                                        (10)  Shared Dispositive Power     0

_______________________________________________________________________________
(11) Aggregate Amount Beneficially Owned
     By Each Reporting Person                4,780,000(A)

_______________________________________________________________________________
(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)        [X](A)
_______________________________________________________________________________

(13) Percent of Class Represented by Amount
     in Row (11)                             12.96%
_______________________________________________________________________________

(14) Type of Reporting Person (See Instructions)       IN
_______________________________________________________________________________


_______________________________________________________________________________



_____________________________
     (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See description of Voting Agreement in Item 4, below.

                                CUSIP No. 71932A-10-1
_______________________________________________________________________________

(1)  Names of Reporting Persons.
     S.S. or I.R.S. Identification                     Timothy Scott, Ph.D.
     Nos. of Above Persons
_______________________________________________________________________________

(2)  Check the Appropriate Box if a          (a) X
                                             ________________________________
     Member of a Group (See Instructions)    (b)
                                             ________________________________
_______________________________________________________________________________

(3)  SEC Use Only
_______________________________________________________________________________

(4)  Source of Funds (See Instructions)           00
_______________________________________________________________________________

(5)  Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)
_______________________________________________________________________________

(6)  Citizenship or Place of Organization              United States
_______________________________________________________________________________

Number of Shares Beneficially         (7)  Sole Voting Power    4,780,000(A),(B)
Owned by Each Reporting Person        _____________________________________
With                                  (8)  Shared Voting Power      0(A)
                                      _____________________________________
                                      (9)  Sole Dispositive Power  4,780,000(B)
                                      _______________________________________
                                      (10)  Shared Dispositive Power     0
                                      _______________________________________

_______________________________________________________________________________
(11) Aggregate Amount Beneficially Owned
     By Each Reporting Person                4,780,000(A),(B)
_______________________________________________________________________________

(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)        [X](A)
_______________________________________________________________________________

(13) Percent of Class Represented by Amount
     in Row (11)                                  12.96%
_______________________________________________________________________________

(14) Type of Reporting Person (See Instructions)       IN
_______________________________________________________________________________



______________________________
     (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See description of Voting Agreement in Item 4, below.

     (B) Includes 2,300,000 shares owned by the Scott Family Limited Partnership (a Delaware limited partnership), a family partnership controlled by the reporting person.
                                       -6-

                                CUSIP No. 71932A-10-1
_______________________________________________________________________________

(1)  Names of Reporting Persons.
     S.S. or I.R.S. Identification                     Stuart P. Levine
     Nos. of Above Persons
_______________________________________________________________________________

(2)  Check the Appropriate Box if a          (a)  X
                                             ________________________________
     Member of a Group (See Instructions)    (b)
                                             ________________________________
_______________________________________________________________________________

(3)  SEC Use Only
_______________________________________________________________________________

(4)  Source of Funds (See Instructions)           PF
_______________________________________________________________________________

(5)  Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)
_______________________________________________________________________________

(6)  Citizenship or Place of Organization              United States
_______________________________________________________________________________

Number of Shares Beneficially     (7)  Sole Voting Power   3,317,921(A), (B)
Owned by Each Reporting Person    ___________________________________________
With                              (8)  Shared Voting Power      0(A)
                                  ___________________________________________
                                  (9)  Sole Dispositive Power 3,317,921(B)
                                  ____________________________________________
                                  (10)  Shared Dispositive Power     0

_______________________________________________________________________________
(11) Aggregate Amount Beneficially Owned
     By Each Reporting Person                3,317,921(A), (B)
_______________________________________________________________________________

(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)        [X](A)
_______________________________________________________________________________

(13) Percent of Class Represented by Amount
     in Row (11)                             8.99%
_______________________________________________________________________________
(14) Type of Reporting Person (See Instructions)       IN
_______________________________________________________________________________



______________________________
     (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See description of Voting Agreement in Item 4, below.

     (B) Includes 1,000,000 shares owned by SL Investment Enterprises, LP (a Georgia limited partnership), a family partnership controlled by the reporting person.

                                CUSIP No. 71932A-10-1
_______________________________________________________________________________

(1)  Names of Reporting Persons.
     S.S. or I.R.S. Identification                     Theodore Tannebaum
     Nos. of Above Persons
_______________________________________________________________________________

(2)  Check the Appropriate Box if a          (a)  X
                                             ________________________________
     Member of a Group (See Instructions)    (b)
                                             ________________________________
_______________________________________________________________________________

(3)  SEC Use Only
_______________________________________________________________________________

(4)  Source of Funds (See Instructions)           PF
_______________________________________________________________________________

(5)  Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)
_______________________________________________________________________________
(6)  Citizenship or Place of Organization              United States
_______________________________________________________________________________

Number of Shares Beneficially     (7)  Sole Voting Power         1,950,421(A)
Owned by Each Reporting Person    ___________________________________________
With                              (8)  Shared Voting Power       0(A)
                                  ___________________________________________

                                  (9)  Sole Dispositive Power      1,950,421
                                  ____________________________________________

                                  (10)  Shared Dispositive Power   0
_______________________________________________________________________________

(11) Aggregate Amount Beneficially Owned
     By Each Reporting Person                1,950,421(A)
_______________________________________________________________________________

(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)        [X](A)
_______________________________________________________________________________

(13) Percent of Class Represented by Amount
     in Row (11)                             5.29%
_______________________________________________________________________________

(14) Type of Reporting Person (See Instructions)       IN
_______________________________________________________________________________



______________________________
     (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See description of Voting Agreement in Item 4, below.

                                CUSIP No. 71932A-10-1
_______________________________________________________________________________
(1)  Names of Reporting Persons.
     S.S. or I.R.S. Identification      Robert J. Weinstein, M.D. and
     Nos. of Above Persons              Lois Weinstein (joint tenants)
_______________________________________________________________________________
(2)  Check the Appropriate Box if a          (a) X
                                             ________________________________
     Member of a Group (See Instructions)    (b)
                                             ________________________________
_______________________________________________________________________________
(3)  SEC Use Only

_______________________________________________________________________________
(4)  Source of Funds (See Instructions)           PF
_______________________________________________________________________________

(5)  Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)
_______________________________________________________________________________

(6)  Citizenship or Place of Organization              United States
_______________________________________________________________________________

Number of Shares Beneficially       (7)  Sole Voting Power  3,455,421(A), (B)
Owned by Each Reporting Person      _________________________________________
With                                (8)  Shared Voting Power      0(A)
                                    _________________________________________
                                    (9)  Sole Dispositive Power  3,455,421(B)
                                    ________________________________________
                                    (10)  Shared Dispositive Power     0
_______________________________________________________________________________
(11) Aggregate Amount Beneficially Owned
     By Each Reporting Person                3,455,421(A), (B)

_______________________________________________________________________________
(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)        [X](A)
_______________________________________________________________________________

(13) Percent of Class Represented by Amount
     in Row (11)                             9.37%
_______________________________________________________________________________

(14) Type of Reporting Person (See Instructions)       IN
_______________________________________________________________________________



___________________________

     (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See description of Voting Agreement in Item 4, below.

     (B) Includes 1,400,000 shares owned by W.F. Investments Enterprises, Limited Partnership (a Georgia limited partnership), a family partnership jointly controlled by the reporting persons.

                                CUSIP No. 71932A-10-1
_______________________________________________________________________________

(1)  Names of Reporting Persons.
     S.S. or I.R.S. Identification                     Thomas B. Rosenberg
     Nos. of Above Persons
_______________________________________________________________________________
(2)  Check the Appropriate Box if a          (a) X
                                             ________________________________
     Member of a Group (See Instructions)    (b)
                                              ________________________________
_______________________________________________________________________________
(3)  SEC Use Only
_______________________________________________________________________________
(4)  Source of Funds (See Instructions)           PF
_______________________________________________________________________________
(5)  Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)
_______________________________________________________________________________
(6)  Citizenship or Place of Organization              United States
_______________________________________________________________________________

Number of Shares Beneficially        (7)  Sole Voting Power    362,115(A)
Owned by Each Reporting Person       ________________________________________
With                                 (8)  Shared Voting Power      0(A)
                                     ________________________________________
                                     (9)  Sole Dispositive Power   362,115
                                     ________________________________________
                                     (10)  Shared Dispositive Power     0

______________________________________________________________________________
(11) Aggregate Amount Beneficially Owned
     By Each Reporting Person                362,115(A)
_______________________________________________________________________________
(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)        [X](A)
_______________________________________________________________________________
(13) Percent of Class Represented by Amount
     in Row (11)                             0.98%
_______________________________________________________________________________
(14) Type of Reporting Person (See Instructions)       IN
_______________________________________________________________________________


_________________________________
     (A) Excludes all shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See description of Voting Agreement in Item 4, below.

Item 1.  SECURITY AND ISSUER.

     The title of the class of securities to which this Schedule 13D relates is Common Stock ("Common Stock") of Photogen Technologies, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931.

Item 2.  IDENTITY AND BACKGROUND.

     Set forth below is the following information with respect to each of the persons filing this Schedule 13D (together, the "Filing Persons") and, in addition, each of such person's general partners, if applicable, and, if applicable, the persons controlling such general partners (such additional persons, together with the Filing Persons, the "Item 2 Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws and (f) citizenship (if individual) or jurisdiction of organization (if entity).


I.

a)  John T. Smolik
b) Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
c) Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer of Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
d)  No criminal convictions (1)
e)  No adverse civil judgments for violations of securities laws (1)
f)  United States


II.
a)  Eric A. Wachter, Ph.D.
b) Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
c) Director and employee (research scientist) of Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
d)  No criminal convictions (1)
e)  No adverse civil judgments for violations of securities laws (1)
f)  United States


III.
a)  Craig Dees, Ph.D.

b) Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
c) Director and employee (research scientist) of Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
d)  No criminal convictions (1)
e)  No adverse civil judgments for violations of securities laws (1)
f)  United States


IV.
a)  Walter G. Fisher, Ph.D.
b) Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
c) Director and employee (research scientist) of Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
d)  No criminal convictions (1)
e)  No adverse civil judgments for violations of securities laws (1)
f)  United States


V.
a)  Timothy Scott, Ph.D.
b) Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
c) Employee (research scientist) of Photogen Technologies, Inc., 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931
d)  No criminal convictions (1)
e)  No adverse civil judgments for violations of securities laws (1)
f)  United States


VI.
a)  Stuart P. Levine
b)  875 North Michigan Avenue, Suite 2930, Chicago, IL 60611
c)  Private investor, 875 North Michigan Avenue, Suite 2930, Chicago, IL 60611
d)  No criminal convictions (1)
e)  No adverse civil judgments for violations of securities laws (1)
f)  United States


VII.
a)  Theodore Tannebaum
b)  875 North Michigan Avenue, Suite 2930, Chicago, IL 60611
c)  Private investor, 875 North Michigan Avenue, Suite 2930, Chicago, IL 60611
d)  No criminal convictions (1)
e)  No adverse civil judgments for violations of securities laws (1)

f)  United States


VIII.
a)  Robert J. Weinstein, M.D.
b)  875 North Michigan Avenue, Suite 2930, Chicago, IL 60611
c)  Private investor, 875 North Michigan Avenue, Suite 2930, Chicago, IL 60611
d)  No criminal convictions (1)
e)  No adverse civil judgments for violations of securities laws (1)
f)  United States


IX>
a)  Thomas B. Rosenberg
b)  Capital Associates Development Corp., 1201 North Clark Street,
    Chicago, IL 60610
c) Private investor, Capital Associates Development Corp., 1201 North Clark Street, Chicago, IL 60610
d)  No criminal convictions (1)
e)  No adverse civil judgments for violations of securities laws (1)
f)  United States

     (1) During the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Tannebaum acquired 21,595,704 shares of Common Stock from the Issuer on October 7, 1994 in a private transaction (adjusted to reflect a subsequent two-for-one reverse stock split). The purchase price was $.0231528 per share, which Mr. Tannebaum paid with his personal funds.

     Dr. Weinstein and his wife acquired 3,239,350 shares of Common Stock and Mr. Levine acquired 3,239,350 shares of Common Stock on December 9, 1994 from the Issuer in a private transaction (adjusted to reflect a subsequent two-for-one reverse stock split). The purchase price was $.0231528 per share, which Dr. Weinstein and Mr. Levine paid with their respective personal funds. (These purchases were part of a stockholder restructuring in which Mr. Tannebaum, Dr. Weinstein and Mr. Levine transferred 18,095,283, 2,714,288 and 2,714,288 shares, respectively, to the Issuer's treasury for cancellation.)

     Mr. Smolik and Drs. Wachter, Dees, Fisher and Scott acquired their Common Stock from the Issuer on May 16, 1997 as a result of the merger between Photogen, Inc. (of which they were the sole stockholders) and a wholly-owned subsidiary of Issuer. The consideration for the Common Stock Mr. Smolik and Drs. Wachter, Dees, Fisher and Scott received from the Issuer was their interest in Photogen, Inc.

     On May 16, 1997, the Issuer sold 2,975,359 shares of Common Stock to Dr. and Mrs. Weinstein, 2,975,359 shares to Mr. Levine and 362,115 shares to Mr. Rosenberg in a private transaction. The purchase price was $.28568 per share, which Dr. Weinstein and Messrs. Levine and Rosenberg paid with their respective personal funds.

Item 4.  PURPOSE OF TRANSACTION.

          The reporting persons filed their original Schedule 13D as a result of the Issuer's registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934 pursuant to a Form 10-SB filed with the Securities and Exchange Commission. All of the shares of Common Stock subject to this Schedule 13D have been owned by the reporting persons prior to the effectiveness of the Issuer's Section 12(g) registration.

          Mr. Smolik and Drs. Wachter, Dees, Fisher and Weinstein are officers and/or directors of the Issuer, and they are in a position to influence management of the Issuer. In that capacity, they may consider from time to time various plans for the Issuer to raise additional capital which may have the effect of changing the present capitalization of the Issuer. In addition, the Issuer plans to expand its Board to add one or more independent directors.

          The shares of Common Stock beneficially owned by the reporting persons are subject to a Voting Agreement and, accordingly, the parties to the Voting Agreement may be deemed to share voting power with respect to their shares. The Voting Agreement was entered into among Eric Wachter, Craig Dees, Walter Fisher, Tim Scott and John Smolik (the "Tennessee Stockholders") and Theodore Tannebaum, Robert Weinstein, Stuart Levine and Thomas Rosenberg (the "Chicago
Stockholders").   The Voting Agreement generally provides that the Tennessee
Stockholders and Chicago Stockholders will vote shares of common stock beneficially owned by them (i) in accordance with the unanimous recommendation of the Board of Directors with respect to any amendments to the Articles of Incorporation or Bylaws, (ii) to fix the number of directors at five, (iii) to elect to the Board of Directors four persons nominated by holders of 80% of the shares of the Tennessee Stockholders and one person nominated by holders of 80% of the shares of the Chicago Stockholders (and to remove any such director at the request of the stockholders who nominated him), and (iv) to fix the number of directors on the Board's Executive Committee at three, two of whom will be selected by the Tennessee Stockholders and one of whom will be selected by the Chicago Stockholders. The Voting Agreement is attached as Exhibit 1 to this Amendment No. 1 to Schedule 13D.

     Except as described above, no reporting person has any current plans or proposals that relate to or would result in:

a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of the Issuer;

f.   Any other material change in the Issuer's business or corporate structure;

g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

j.   Any action similar to any of those enumerated above.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

                            Common Stock
      Name of               Beneficially            % of
   Item of Person              Owned               Class(1)        Voting Power
   _______________          _____________          ________        _____________

 John T. Smolik            4,780,000(2)             12.96%               Sole(3)

 Eric A. Wachter, Ph.D.    4,780,000(2)             12.96%               Sole(3)

 Craig Dees, Ph.D.         4,780,000(2)             12.96%               Sole(3)

 Walter G. Fisher, Ph.D.   4,780,000(2)             12.96%               Sole(3)




 Timothy Scott, Ph.D.      4,780,000(2)             12.96%              Sole(3), (4)

 Robert J. Weinstein,      3,455,421(2)              9.37%              Sole(3), (5)
 M.D. and Lois Weinstein
 (joint tenants)

 Theodore Tannebaum        1,950,421(2)              5.29%              Sole(3)


 Stuart P. Levine          3,317,921(2)              8.99%              Sole(3), (6)

 Thomas B. Rosenberg         362,115(2)              0.98%              Sole(3)


(1) All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 36,875,001 shares of Common Stock of the Issuer outstanding as of May 11, 1998.

(2) Excludes shares of Common Stock owned by other reporting persons that are subject to the Voting Agreement described in Item 4, above.

(3) Common Stock owned by this reporting person is subject to the Voting Agreement described in Item 4, above, which requires such person to vote such shares as specified therein.

(4) Includes 2,300,000 shares owned by a family partnership controlled by Dr. Scott.

(5) Includes 1,400,000 shares of Common Stock owned by a family partnership controlled by Dr. and Mrs. Weinstein.

(6) Includes 1,000,000 shares of Common Stock owned by a family partnership controlled by Mr. Levine.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Voting Agreement among the reporting person is described in Item 4, above. There are no other contracts, arrangements or understandings among any of the Item 2 Persons made or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed with this Amendment No. 1 to Schedule 13D.

1.     Voting Agreement among Eric Wachter, Craig Dees, Walter Fisher,
       Tim Scott, John Smolik, Theodore Tannebaum, Robert Weinstein, Stuart Levine, Thomas Rosenberg, and joined into by Photogen Technologies, Inc., dated May 16, 1997.

2.     Joint Filing Agreement by and among Craig Dees, Walter Fisher,
       Stuart Levine, Thomas Rosenberg, Timothy Scott, John Smolik, Theodore Tannebaum, Eric A. Wachter, Robert Weinstein and Lois Weinstein, dated February 23, 1998.


                                          -17

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 1998


                                   /s/ John T. Smolik
                                   ------------------------------------
                                   JOHN T. SMOLIK

                                   /s/ Eric A. Wachter, Ph.D.
                                   ------------------------------------
                                   ERIC A. WACHTER, Ph.D.

                                   /s/ Craig Dees, Ph.D.
                                   ------------------------------------
                                   CRAIG DEES, Ph.D.

                                   /s/ Walter G. Fisher, Ph.D.
                                   ------------------------------------
                                   WALTER G. FISHER, Ph.D.

                                   /s/ Timothy Scott, Ph.D.
                                   ------------------------------------
                                   TIMOTHY SCOTT, Ph.D.

                                   /s/ Stuart P. Levine
                                   ------------------------------------
                                   STUART P. LEVINE

                                   /s/ Theodore Tannebaum
                                   ------------------------------------
                                   THEODORE TANNEBAUM

                                   /s/ Robert J. Weinstein, M.D.
                                   ------------------------------------
                                   ROBERT J. WEINSTEIN, M.D.


                                   /s/ Thomas B. Rosenberg
                                   ------------------------------------
                                   THOMAS B. ROSENBERG

     Eric A. Wachter, Ph.D., Craig Dees, Ph.D., Walter G. Fisher, Ph.D. and Timothy Scott, Ph.D. each hereby constitutes and appoints John T. Smolik his attorney-in-fact, with the power of substitution, and Theodore Tannebaum, Thomas B. Rosenberg and Lois Weinstein each hereby constitutes and appoints Robert J. Weinstein, M.D. his or her attorney-in-fact, with the power of substitution, and for each of them in any and all capacities, to sign any and all amendments to this Schedule 13D and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Dated: June 1, 1998


                                        /s/ ERIC A. WACHTER, Ph.D.
                                        ---------------------------------------
                                        ERIC A. WACHTER, Ph.D.


                                        /s/ CRAIG DEES, Ph.D.
                                        ---------------------------------------
                                        CRAIG DEES, Ph.D.


                                        /s/ WALTER G. FISHER, Ph.D.
                                        ---------------------------------------
                                        WALTER G. FISHER, Ph.D.


                                        /s/ TIMOTHY SCOTT, Ph.D.
                                        ---------------------------------------
                                        TIMOTHY SCOTT, Ph.D.


                                        /s/ STUART P. LEVINE
                                        ---------------------------------------
                                        STUART P. LEVINE


                                        /s/ THEODORE TANNEBAUM
                                        ---------------------------------------
                                        THEODORE TANNEBAUM


                                        /s/ LOIS WEINSTEIN
                                        ---------------------------------------
                                        LOIS WEINSTEIN


                                        /s/ THOMAS B. ROSENBERG
                                        ---------------------------------------
                                        THOMAS B. ROSENBERG


                                          -19-